                                                                     Exhibit 3.1


                        The following corrections to the
                       Restated Articles of Incorporation
                                       of
                        American Realty Investors, Inc.
                             were made by filing of
                           Certificate of Correction
                filed and dated stamped August 29, 2000 with the
                           Nevada Secretary of State


4. The second sentence of Section C.3(d) of the Restated Articles of Incorporation currently reads as follows: "The Corporation shall either (i) issue as of the date of receipt by the Corporation of such surrender shares of Common Stock calculated as provided above and evidenced by a stock certificate delivered to the holder as soon as practicable after the date of such surrender or (ii) within two Business Days after the date of such surrender advise the holder of the Series A Preferred Stock pursuant to Section C.3(a) of this Article FOURTH, in which case the Corporation shall have 30 days from the date of such surrender to pay to the holder cash in an amount equal to the Conversion Price for each share of Series A Preferred Stock so redeemed (italics added)."

     The italicized language was incorrectly included in the Articles of Incorporation due to a scrivener's error and should read as set forth in paragraph 5 below.

5. The second sentence of Section C.3(d) of the Articles of Incorporation should read as follows: "The Corporation shall either (i) issue as of the date of receipt by the Corporation of such surrender shares of Common Stock calculated as provided above and evidenced by a stock certificate delivered to the holder as soon as practicable after the date of such surrender or (ii) within two Business Days after the date of such surrender advise the holder of the Series A Preferred Stock pursuant to Section C.3(a) of this Article FOURTH, in which case the Corporation shall have 30 days from the date of such surrender to pay to the holder cash in an amount equal to the aggregate market value of the Common Stock that would be issued upon conversion of the Series A Preferred Stock, calculated as set forth in Section C.3(b)(ii) above."